Exhibit 99.1

China Cord Blood Corporation Announces

Results of 2015 Annual General Meeting

HONG KONG, China, December 10, 2015 - China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced the results of its 2015 Annual General Meeting, which was held on December 10, 2015, in Hong Kong.

At the Annual General Meeting, shareholders

•                  ratified the re-appointment of KPMG as the Company’s independent auditors for the financial year ending March 31, 2016 and authorized any duly formed committee of the directors to fix the remuneration of the independent auditors; and

•                  re-elected Mr. Yuen Kam and Ms. Jennifer Weng as Class C directors of the Company until the 2018 annual general meeting of the Company or until their respective successors are duly appointed and qualified.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the U.S. Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511 (China) or 646-405-5185 (U.S.)

Email: william.zima@icrinc.com